September 23, 2005


Via facsimile to ((212) 894-5511) and U.S. Mail

Paul J. Pollock, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY  10022

Re:	News Communications, Inc.
      Revised Preliminary Schedule 14C
      Filed September 16, 2005
      File No. 000-18299

      Amended Schedule 13E-3
      Filed September 16, 2005
      File No. 005-41485

Dear Mr. Pollock:

      We have reviewed the above filings for compliance with Rule
13e-3 and have the following comments.
Preliminary Information Statement

Background, page 9
1. Please disclose the substance of your response to comment 9 as it relates to the selection of Mr. Mendelsohn to review and recommend the terms of the proposed transaction. Also, revise the disclosure responding to the last two sentences of our comment to describe the prior transactions referred to in your disclosure.

Alternatives Considered, page 10
2. Disclose the substance of your response to comment 10. Also, explain in the disclosure why none of the alternative transactions would "necessarily" have provided for appraisal rights.




Going Private Transaction; Effects, page 11
3. We reissue comment 15 as it does not appear that any revision was made in response to our comment.

Fairness of the stock splits - Page 16
4. We reissue comment 19 as it does not appear that any revision was made in response to our comment.

Securities Ownership, page 20
5. We reissue comment 26 in part. Note that as a result of the provisions of Rule 13d-5(b) two or more persons who "agree to act together for the purpose of ...voting ... equity securities of an issuer" are deemed to have formed a group and to have acquired beneficial ownership of all securities beneficially owned by such persons.
*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions

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Paul J. Pollock, Esq.
Katten Muchin Rosenman LLP
September 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE